Exhibit 99.2

BRENMILLER ENERGY LTD.

ROSH HAAYIN, ISRAEL

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 27, 2026

This Proxy Statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board of Directors” or the “Board”) of Brenmiller Energy Ltd. (the “Company”) for use at the Company’s special general meeting of shareholders (the “Meeting”) to be held on July 27, 2026 at 12:00 p.m. Israel time, or at any adjournment or postponement thereof, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel (the “Company’s Offices”).

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this Proxy Statement.

Quorum and Adjournment

As a foreign private issuer, we are permitted to comply with Israeli corporate governance practices instead of certain requirements of the Nasdaq Stock Market Listing Rules (“Nasdaq” and the “Nasdaq Rules”, respectively), provided that we disclose those Nasdaq Rules with which we do not comply and the equivalent Israeli requirement that we follow instead (the “Foreign Private Issuer Exemption”). We currently rely on this Foreign Private Issuer Exemption with respect to the quorum requirement for meetings of our shareholders. As permitted under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and in accordance with our amended and restated articles of association (the “Articles”), the presence of any two or more shareholders, personally or by proxy, holding (in the aggregate) not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares at the close of business on July 15, 2026 (the “Record Date”), shall constitute a quorum for the Meeting.

If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until July 27, 2026, at the Company’s Offices at 13:00 p.m. Israel time (the “Adjourned Meeting”). At the Adjourned Meeting any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes (if any) are counted as Ordinary Shares present for the purpose of determining a quorum.

Vote Required for Approval of the Proposal

Pursuant to the Companies Law, Proposal No. 1 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast in person or by proxy by shareholders with respect to the proposal (a “Simple Majority”).

Proposals for additional agenda items

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least one percent (1%) of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting to the Company’s offices, c/o Mr. Ofir Zimmerman, at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel, or via e-mail: ofirz@bren-energy.com, no later than July 17, 2026.

It is noted that there may be changes on the agenda after publishing this Proxy Statement and there may be position statements which can be published thereafter. Therefore, the most updated agenda for the Meeting will be furnished to the SEC on a Report of Foreign Private Issuer on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE A POTENTIAL FUTURE REVERSE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES AT A RATIO OF BETWEEN 4:1 AND 6:1, TO BE IN EFFECT, IF EFFECTED, AT THE DISCRETION OF, AND AT SUCH DATE TO BE DETERMINED BY THE BOARD

The Company believes it is in the best interest of both the Company and its shareholders to secure shareholder approval for a reverse share split for the purposes of complying with Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

On June 28, 2026, the Board approved, subject to the approval of the general meeting of the Company’s shareholders, a framework for a potential future adjustment of the Company’s share capital at a ratio of between 1-for-4 and 1-for-6, with respect to the Company’s issued and outstanding Ordinary Shares, such that every four (4) to six (6) Ordinary Shares shall be converted into one (1) Ordinary Share (the “Exchange Ratio”) and/or any Ordinary Shares issuable pursuant to exercise or conversion of outstanding options, restricted share units, restricted shares and/or warrants issued by the Company, to be effected, if effected, at the discretion of, and at such date to be determined by the Board (the “Reverse Split”).

If the Reverse Split is approved, then the Board will have the authority, at its own discretion, to determine whether to effect the Reverse Split and the exact ratio and the effective date of the Reverse Split, subject to applicable Nasdaq Rules. Following such determination by the Board, the Company will issue a press release announcing the effective date and the ratio of the Reverse Split.

The Board believes that approval of a proposal providing the Board with this generalized grant of authority with respect to setting the Reverse Split ratio, rather than mere approval of a pre-defined reverse share split, will give the Board the flexibility to set the ratio in accordance with then-current market conditions, the trading price of the Ordinary Shares, applicable Nasdaq requirements and other relevant factors, and therefore allow the Board to act in the best interests of the Company and its shareholders.

The implementation of the Reverse Split will result in the reduction of the number of the issued and outstanding Ordinary Shares in accordance with the Exchange Ratio (between 4:1 and 6:1), such that if the Reverse Split is approved, depending on the ratio, every four (4) Ordinary Shares and up to six (6) Ordinary Shares issued and outstanding, shall be converted into one (1) Ordinary Share. The Reverse Split, if effected, would not adjust the authorized share capital of the Company under its Articles, which, as of the date hereof consists of 150,000,000 Ordinary Shares.

In accordance with our Articles, the number of the Company’s issued and outstanding unconverted preferred shares, no par value each (the “Preferred Shares”), shall not be reduced following the Reverse Split, instead, the Conversion Ratio of the Preferred Shares shall be proportionally adjusted to reflect the Reverse Split.

In addition, if the Reverse Split is effected, the exercise price and the number of Ordinary Shares issuable upon the exercise of any outstanding options, restricted share units, restricted shares and/or warrants will be proportionately adjusted pursuant to the terms of the respective securities in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of Ordinary Shares and/or any options or restricted share units available for issuance under the Company’s 2013 Global Incentive Option Plan shall be appropriately adjusted.

The Reverse Split, if effected, will be effected simultaneously for all of the Company’s securities, and the Exchange Ratio will be the same for all securities. (with the Exception of the Preferred Shares, which shall have their Conversion Ratio proportionally adjusted, as detailed above). The Reverse Split will affect all the Company’s shareholders uniformly and will not affect any shareholder’s percentage ownership interests in the Company, relative voting rights or other rights. Ordinary Shares resulting from the Reverse Split will remain fully paid and non-assessable.

No fractional shares will be issued as a result of the Reverse Split. In accordance with our Articles, all fractional shares will be rounded to the nearest whole Ordinary Share, such that only shareholders holding fractional consolidated shares of more than half of the number of shares which consolidation constitutes one whole share, shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, the Company intends to treat shares held by shareholders through a bank, broker, custodian, or other nominee in the same manner as registered shareholders whose shares are registered in their names. Banks, brokers, custodians, or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding the Company’s Ordinary Shares in street name. However, these banks, brokers, custodians, or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold the Company’s Ordinary Shares with a bank, broker, custodian or other nominee and who have any queries in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

While the Board believes that the potential advantages of a Reverse Split outweigh any actual or potential disadvantages, if the Company effects a Reverse Split there can be no assurance that (i) the Company’s Ordinary Shares will trade at a price in proportion to the decrease in the number of outstanding shares resulting from the Reverse Split; (ii) the liquidity of the Company’s Ordinary Shares will not be adversely affected by the reduced number of shares that would be outstanding and available for trading after the Reverse Split; (iii) engaging in a Reverse Split will not be perceived in a negative manner by investors, analysts or other stock market participants; or (iv) the Reverse Split will not result in some shareholders owning “odd-lots” of fewer than 100 Ordinary Shares, potentially resulting in higher brokerage commissions and other transaction costs than the commissions and costs of transactions in “round-lots” of even multiples of 100 shares.

THE U.S. AND ISRAELI TAX CONSEQUENCES OF THE REVERSE SPLIT MAY DEPEND UPON THE PARTICULAR CIRCUMSTANCES OF EACH SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ADVISED TO CONSULT THE SHAREHOLDER’S TAX ADVISOR WITH RESPECT TO ALL OF THE POTENTIAL TAX CONSEQUENCES TO THE SHAREHOLDER OF THE REVERSE SPLIT.

The Board believes that securing shareholder approval for the Reverse Split is appropriate and in the best interest of the Company’s shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve a potential future reverse share split of the Company’s issued and outstanding Ordinary Shares, at a ratio of between 4:1 and 6:1, to be effected, if effected, at the discretion of, and on such date to be determined by the Board, as set forth in the Proxy Statement”.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this Proxy Statement).

The Board unanimously recommends that the shareholders vote FOR the above proposal.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

Your vote is important!

Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents that the Company files on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Special General Meeting of Shareholders and this Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED JULY 10, 2026. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN JULY 10, 2026, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

As further detailed in the Notice provided to shareholders, shareholders of record may submit their votes and proxies to VStock Transfer, LLC, and beneficial owners as of the Record Date have the right to direct the bank, broker or nominee on how to vote shares held by such beneficial owner at the Meeting. Other Proxies and all other applicable materials should be sent to the Company’s office at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

By Order of the Board of Directors
Brenmiller Energy Ltd.
Avraham Brenmiller, Chairman of the Board of Directors